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                                                                       EXHIBIT 2


STRONG PROFIT TURNAROUND BY RG&E

Johannesburg, 12 February 2003 - Randgold & Exploration today posted a net profit of R375.8 million for the 12 months to December against a loss of R70 million for the preceding year. Over the same period its net asset value per share doubled to R40, reflecting the strong surge in the value of its holdings in various gold mining ventures, notably Randgold Resources.

"The Randgold group's prime focus has always been on shareholder value and in 2002 we delivered this big time," chairman Roger Kebble said.

"What is particularly satisfying is that Randgold Resources' strong showing is attributable at least in part to its successful Nasdaq listing last year, which significantly improved its share tradeability and liquidity. The high-grade bonanza at Morila and the improvement in the gold price were obviously also factors, but I think we can claim a substantial chunk of the credit for the elegant and effective way in which we dealt with what had been a negative structural issue in the group."

Kebble said while the size, in percentage terms, of RG&E's holding in Randgold Resources had been reduced by the Nasdaq listing, this had been more than offset by the subsequent increase in its value.

"Our commitment to value and our confidence in Randgold Resources' upside potential have been more than justified by this strategic decision," he said.

Issued on behalf of Randgold & Exploration by du Plessis Associates. dPA contact Kathy du Plessis on e-mail randgold@dpapr.com, Tel: 27(11) 728 4701 or cell:
(0)83 266 5847.